Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated February 26, 2013 and

the Prospectus dated February 26, 2013)

Filed Pursuant to Rule 433

Registration No. 333-186862

February 26, 2013

CYTEC INDUSTRIES INC.

Final Term Sheet for 3.500% Senior Notes due 2023

Issuer:	Cytec Industries Inc.

Securities Title:	3.500% Senior Notes due 2023

Principal Amount:	$400,000,000

Trade Date:	February 26, 2013

Settlement Date: (T+10)	March 12, 2013

Maturity Date:	April 1, 2023

Interest Payment Dates:	April 1 and October 1, commencing on October 1, 2013

Benchmark Treasury:	2.000% due February 15, 2023

Benchmark Treasury Price:	101–02

Benchmark Treasury Yield:	1.883%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	3.583%

Coupon (Interest Rate):	3.500% per annum

Price to Public:	99.303%

Proceeds, before expenses, to Issuer:	$394,612,000

Redemption Provisions:	At any time before January 1, 2023 (the date that is three months prior to the stated maturity of the notes), the notes can be redeemed by the Company at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be so redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined in the prospectus supplement), as determined by a Reference Treasury Dealer (as defined in the prospectus supplement) selected by the Company, plus 30 basis points plus accrued and unpaid interest on the notes to, but not including, the redemption date;

At any time on or after January 1, 2023 (the date that is three months prior the stated maturity of the notes), the notes can be redeemed by the Company at a redemption price equal to 100% of the principal amount of the notes to be so redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

CUSIP:	232820AJ9

ISIN:	US232820AJ97

Expected Ratings:*	Baa2 (stable outlook) by Moody’s Investors Service, Inc., BBB (stable outlook) by Standard & Poor’s Ratings Services

Joint Book-running Managers:	Citigroup Global Markets Inc. RBS Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc. TD Securities (USA) LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, RBS Securities Inc. toll free at 1-877-277-9832 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.